Exhibit 4.5

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 100,000,000 shares of common stock, with a par value of $0.001 per share, and 11,000,000 shares of preferred stock, with a par value of $0.001 per share. As of March 31, 2025, there were 12,538,968 shares of our common stock issued and outstanding, and 1,059,871 shares of our preferred stock issued and outstanding. Our shares of common stock are held by 143 stockholders of record and the preferred stock is held by 3 stockholders of record.

Common Stock

Our common stock is entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. The holders of our common stock possess all voting power. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of our common stock that are present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock. Holders of our common stock representing a majority of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Articles of Incorporation. Our Articles of Incorporation do not provide for cumulative voting in the election of directors.

Preferred Stock

Our board of directors may authorize preferred shares of stock and to divide the authorized shares of our preferred stock into one or more series, each of which must be so designated as to distinguish the shares of each series of preferred stock from the shares of all other series and classes. Our board of directors is authorized, within any limitations prescribed by law and our articles of incorporation, to fix and determine the designations, rights, qualifications, preferences, limitations and terms of the shares of any series of preferred stock including, but not limited to, the following:

1.	The number of shares constituting that series and the distinctive designation of that series, which may be by distinguishing number, letter or title;

2.	The dividend rate on the shares of that series, whether dividends will be cumulative, and if so, from which date(s), and the relative rights of priority, if any, of payment of dividends on shares of that series;

3.	Whether that series will have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

4.	Whether that series will have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors determines;

5.	Whether or not the shares of that series will be redeemable, and, if so, the terms and conditions of such redemption, including the date or date upon or after which they are redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

6.	Whether that series will have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

7.	The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority, if any, of payment of shares of that series; and

8.	Any other relative rights, preferences and limitations of that series.

Series AA Preferred Stock

The holders of the Series AA Super Voting Preferred Stock together, voting separately as a class, shall have an aggregate vote equal to sixty-seven (67%) percent of the total vote on all matters submitted to the stockholders that each stockholder of the Corporation’s Common Stock is entitled to vote at each meeting of stockholders of the Corporation (and written actions of stockholders in lieu of meetings) with respect to any and all matters presented to the stockholders of the Corporation for their action and consideration.

The holders of the Series AA Super Voting Preferred Stock shall not be entitled to receive dividends paid on the Company’s common stock.

Upon liquidation, dissolution and winding up of the affairs of the Company, whether voluntary or involuntary, the holders of the Series AA Super Voting Preferred Stock shall not be entitled to receive out of the assets of the Company, whether from capital or earnings available for distribution, any amounts which will be otherwise available to and distributed to the common shareholders.

The shares of the Series AA Super Voting Preferred Stock will not be convertible into the shares of the Company’s common stock.

As of March 31, 2025, the Company had 1,050,000 preferred shares of Series AA Preferred Stock issued and outstanding.

Series BB Preferred Stock

Each holder of outstanding shares of Series BB Preferred Stock shall be entitled to convert on a 1 for 1 basis into shares of the Company’s common stock, any or all of their shares of Series BB Preferred Stock after a minimum of six (6) months have elapsed from the issuance of the preferred stock to the holder. The Series BB Preferred Stock has no voting rights until the Holder redeems the preferred stock into the Company’s common stock. The Series BB Preferred Stock shall not be adjusted by the Corporation.

The holders of the Series BB Preferred Stock shall not be entitled to receive dividends paid on the Company’s common stock.

The Series BB Preferred Stock has a liquidation value of $1.00. Upon liquidation, dissolution and winding up of the affairs of the Company, whether voluntary or involuntary, the holders of the Series BB Preferred Stock shall be entitled to share equally and ratably in proportion to the preferred stock owned by the holder to receive out of the assets of the Company, whether from capital or earnings available for distribution, any amounts which will be otherwise available to and distributed to the common shareholders.

Effective on February 1, 2024, due to the fact that no shares of Series BB Preferred Stock were outstanding, the Board of Directors approved, and the Company filed, Certificates of Withdrawal of Certificate of Designations relating to such series of preferred stock with the Secretary of State of Nevada and terminated the designation of its Series BB Preferred Stock effective as of the same date.

As of March 31, 2025, the Company had no preferred shares of Series BB Preferred Stock issued and outstanding.

Series CC Preferred Stock

On March [*], 2025, pursuant to our Articles of Incorporation, our Board of Directors voted to designate a class of preferred stock entitled Series CC Preferred Stock, consisting of up to one thousand (1,000) shares. The Certificate of Designation for the Series CC Preferred Stock contains the following features:

1) No voting rights;

2) No dividend rights;

3) The holders of Series C Preferred Stock may, from time to time and at any time convert part or all of the shares of Series CC Preferred Stock into a number of fully paid and nonassessable shares of common stock at a price per share determined by dividing the number of issued and outstanding shares of common stock of the Company on the date of conversion by 1,000.

4) All shares of the Series CC Preferred Stock shall rank (i) prior to the common stock; and (ii) pari passu with any class or series of capital stock of the Company hereafter created (with the consent of a majority of the holders obtained) specifically ranking, by its terms, on parity with the Series CC Preferred Stock; and (iii) junior to any class or series of capital stock of the Company hereafter created (with the consent of a majority of the holders) specifically ranking, by its terms, senior to the Series CC Preferred Stock, in each case as to distribution of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary; and

5) So long as any Series CC Preferred Stock are outstanding, the Company shall not, without first obtaining the unanimous approval of all of the Series CC Preferred Stock holders: (A) alter or change the rights, preferences or privileges of the Series CC Preferred Stock, or alter or change the rights, preferences or privileges of any other capital stock of the Company so as to affect adversely the Series CC Preferred Stock, (B) Issue any additional shares of Series CC Preferred Stock (C) Increase the authorized number of shares of Series CC Preferred Stock (D) sell all or substantially all of the Company’s assets outside the ordinary course of business, (E) declare bankruptcy or file for a reorganization or recapitalization of the Company or similar filing, (F) incur any debt outside of ordinary course of business, (G) create any new classes of shares or changes to the preferences of existing classes of shares, (H) change the Company’s business activities.

As of March 31, 2025, the Company had 1 share of Series CC Preferred Stock issued and outstanding, with a warrant to purchase another 999 shares of Series CC Preferred Stock at $1.00 per share.

Series DD Preferred Stock

Each holder of outstanding shares of Series DD Convertible Preferred Stock shall be entitled to its shares of Series DD Convertible Preferred Stock into a number of fully paid and nonassessable shares of common stock determined by multiplying the number of issued and outstanding shares of common stock of the Company on the date of conversion by 3.17 conversion price.

The holders of the Series DD Convertible Preferred Stock shall not be entitled to receive dividends paid on the Company’s common stock.

The holders of the Series DD Convertible Preferred Stock shall not be entitled to vote on any matter submitted to the shareholders of the Company for their vote, waiver, release or other action.

As of March 31, 2025, the Company had 9,870 preferred shares of Series DD Convertible Preferred Stock issued and outstanding.

Dividends

We have not paid any cash dividends to our shareholders. The declaration of any future cash dividends is at the discretion of our board of directors and depends upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

Warrants

During the year ended December 31, 2020, the Company issued warrants to purchase 16,000,000 shares of common stock, at exercise prices of $0.03 per share. These warrants expire three years from issuance date. The Company recorded the fair value of the 16,000,000 warrants issued with debt at approximately $279,867 at December 31, 2020, as a discount. The warrants expired on December 9, 2023.

On January 6, 2021, the Company issued warrants to purchase 10,000,000 shares of common stock, at exercise prices of $0.033 per share. These warrants expire three years from issuance date. The Company recorded the fair value of the 10,000,000 warrants issued with debt at approximately $237,811 as a discount. The warrants expired on January 6, 2024.

On June 22, 2021, the Company issued warrants to purchase 70,000,000 shares of common stock, at an exercise price of $0.100 per share. These warrants expire three years from issuance date. The Company recorded the fair value of the 70,000,000 warrants issued with debt at approximately $5,465,726 as a discount. The warrants were amended to change exercise date to June 22, 2023, and expire five years from exercise date.

On September 20, 2021, the Company issued warrants to purchase 7,500,000 shares of common stock, at an exercise price of $0.085 per share. These warrants expire three years from issuance date. The Company recorded the fair value of the 7,500,000 warrants issued with debt at approximately $360,607 as a discount. The warrants expired on September 19, 2024.

The following table summarizes the Company’s warrant transactions during the year ended December 31, 2024, and year ended December 2023:

	Number of Warrants	Weighted Average Exercise Price
Outstanding at year ended December 31, 2022	103,500,000	$0.082
Granted	-	-
Exercised	-	-
Expired	(16,000,000)	-0.03
Outstanding at year ended December 31, 2023	87,500,000	$0.091
Granted	-	-
Exercised	-	-
Expired	(17,500,000)	-0.055
Outstanding at year ended December 31, 2024	70,000,000	$0.100

Provisions in Our Articles of Incorporation and By-Laws That Would Delay, Defer or Prevent a Change in Control

Our articles of incorporation authorize our board of directors to issue a class of preferred stock commonly known as a “blank check” preferred stock. Specifically, the preferred stock may be issued from time to time by the board of directors as shares of one (1) or more classes or series. Our board of directors, subject to the provisions of our Articles of Incorporation and limitations imposed by law, is authorized to adopt resolutions; to issue the shares; to fix the number of shares; to change the number of shares constituting any series; and to provide for or change the following: the voting powers; designations; preferences; and relative, participating, optional or other special rights, qualifications, limitations or restrictions, including the following: dividend rights, including whether dividends are cumulative; dividend rates; terms of redemption, including sinking fund provisions; redemption prices; conversion rights and liquidation preferences of the shares constituting any class or series of the preferred stock.

In each such case, we will not need any further action or vote by our shareholders. One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of preferred stock pursuant to the board of director’s authority described above may adversely affect the rights of holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock at a premium or may otherwise adversely affect the market price of the common stock.

Nevada Anti-Takeover Laws

Business Combinations

The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the NRS, generally prohibit a publicly traded Nevada corporation with at least 200 stockholders of record from engaging in various “combination” transactions with any interested stockholder for a period of four years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved by the Board of Directors before such person became an interested stockholder or the combination is approved by the Board of Directors and thereafter is approved at a meeting of the stockholders by the affirmative vote of stockholders representing at least 60% (for a combination within two years after becoming an interested stockholder) or a majority (for combinations between two and four years thereafter) of the outstanding voting power held by disinterested stockholders. Alternatively, a corporation may engage in a combination with an interested stockholder more than two years after becoming an interested stockholder if:

●	the consideration to be paid to the holders of the corporation’s stock, other than the interested stockholder, is at least equal to the highest of: (a) the highest price per share paid by the interested stockholder within the two years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, plus interest compounded annually, (b) the market value per share of common stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, plus interest compounded annually, or (c) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher; and

●	the interested stockholder has not become the owner of any additional voting shares since the date of becoming an interested stockholder except by certain permitted transactions.

A “combination” is generally defined to include (i) mergers or consolidations with the “interested stockholder” or an affiliate or associate of the interested stockholder, (ii) any sale, lease exchange, mortgage, pledge, transfer or other disposition of assets of the corporation, in one transaction or a series of transactions, to or with the interested stockholder or an affiliate or associate of the interested stockholder: (a) having an aggregate market value equal to more than 5% of the aggregate market value of the assets of the corporation, (b) having an aggregate market value equal to more than 5% of the aggregate market value of all outstanding voting shares of the corporation, or (c) representing more than 10% of the earning power or net income (determined on a consolidated basis) of the corporation, (iii) any issuance or transfer of securities to the interested stockholder or an affiliate or associate of the interested stockholder, in one transaction or a series of transactions, having an aggregate market value equal to 5% or more of the aggregate market value of all of the outstanding voting shares of the corporation (other than under the exercise of warrants or rights to purchase shares offered, or a dividend or distribution made pro rata to all stockholders of the corporation), (iv) adoption of a plan or proposal for liquidation or dissolution of the corporation with the interested stockholder or an affiliate or associate of the interested stockholder and (v) certain other transactions having the effect of increasing the proportionate share of voting securities beneficially owned by the interested stockholder or an affiliate or associate of the interested stockholder.

In general, an “interested stockholder” means any person who (i) beneficially owns, directly or indirectly, 10% or more of the voting power of the outstanding voting shares of a corporation, or (ii) is an affiliate or associate of the corporation that beneficially owned, within two years prior to the date in question, 10% or more of the voting power of the then-outstanding shares of the corporation.

Control Share Acquisitions

The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS apply to “issuing corporations” that are Nevada corporations doing business, directly or through an affiliate, in Nevada, and having least 200 stockholders of record, including at least 100 of whom have addresses in Nevada appearing on the stock ledger of the corporation at all times during the 90 days immediately preceding the date at issue. If we are or become subject to this statute, the control share statute will prohibit an acquirer, under certain circumstances, from voting its “control shares” of our stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of our disinterested stockholders or unless we amend our articles of incorporation or bylaws within ten days of the acquisition to provide that the “control share” statute does not apply to us or to the types of existing or future stockholders. The statute specifies three thresholds: one-fifth or more but less than one-third, one-third or more but less than a majority, and a majority or more, of the outstanding voting power of a corporation. Generally, once an acquirer crosses one of the foregoing thresholds, those shares acquired in an acquisition or offer to acquire in an acquisition and acquired within 90 days immediately preceding the date that the acquirer crosses one of the thresholds, become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right. In addition, the corporation, if provided in its articles of incorporation or bylaws, may cause the redemption of all of the control shares at the average price paid for such shares if the stockholders do not accord the control shares full voting rights. If control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who did not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights.

Penny Stock Considerations

Our shares will be “penny stocks” as that term is generally defined in the Securities Exchange Act of 1934 to mean equity securities with a price of less than $5.00 per share. Thus, our shares will be subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock. Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer must make a special suitability determination regarding the purchaser and must receive the purchaser’s written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt.

In addition, under the penny stock regulations, the broker-dealer is required to:

●	Deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt;

●	Disclose commissions payable to the broker-dealer and our registered representatives and current bid and offer quotations for the securities;

●	Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer’s account, the account’s value, and information regarding the limited market in penny stocks; and

●	Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction, prior to conducting any penny stock transaction in the customer’s account.

Because of these regulations, broker-dealers may encounter difficulties in their attempt to sell shares of our common stock, which may affect the ability of selling shareholders or other holders to sell their shares in the secondary market, and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements could impede the sale of our securities, if our securities become publicly traded. In addition, the liquidity for our securities may be decreased, with a corresponding decrease in the price of our securities. Our shares in all probability will be subject to such penny stock rules and our shareholders will, in all likelihood, find it difficult to sell their securities.